COCO NOIR
WINE SHOP & BAR

Business Plan
September 2022

CoCo Noir Wine Shop & Bar
Oakland's Premium Wine Shop & Eatery

Alicia Kidd,
Founder and Owner

aliciakidd@coconoirwine.com
www.coconoirwine.com

Executive Summary

CoCo Noir Wine Shop and Bar, located in downtown Oakland, California, offers a one-of-a-kind, in-store retail space and mobile app technology for women and minority winemakers to sell their wine products.

We will focus on opening the shop for retail sales, as well as offering wine tastings, serving light tapas and bites, and hosting small, private gatherings. We will also accelerate sales through a focus on marketing as well as through our online store and unique mobile app technology.

Legal Structure

The legal structure is a C-corporation. The corporate name is A.M. KIDD HOLDING INC, and the DBA is CoCo Noir Wine Shop & Bar.

This business was formed and authorized under the laws of the state of California and will be led by Alicia Kidd, founder and owner.



Problem

▪ While there are more than 1,000 wine brands produced by women and people of color, most are unable to get retail placement. Most women and minority brands are small to mid-size and can't get distribution and retail placement in large, mid-size or even small retail stores.

▪ Oakland, California, is a diverse city that lacks a wine shop where customers can support women and people of color. The area has seen significant growth in the wine and hospitality industry over the past five years, but it doesn't have access to brands produced by women and minority winemakers.

▪ When customers buy wine from large stores, the experience lacks the expertise of a true wine shop and a connection to the winemaker.

Solution

- CoCo Noir is the first wine shop in Oakland, California, owned by an African American woman and the first to showcase the best wines produced by women and minority winemakers.
- In addition to being a retail shop, we will also operate as an eatery that serves delicious tapas produced by diverse chefs.
- We provide a place for women and minority winemakers, beermakers and local chefs to share their talents and sell their products to a growing, untapped customer base.
- We have our own in-house distribution, wholesale, import/export and warehousing supply chain, which allows us to buy directly from the winemaker.
- CoCo Noir provides livable wagers and employs diverse talent from the local community, including women and people of color.
- We work with diverse suppliers that support sustainability and environmental health.

CoCo Noir Wine Shop Online Store

CoCo Noir Mobile App


COCO NOIR
WINE SHOP & BAR
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What's To Come
CoCo Noir Wine Shop & Bar will open in June 2022.
Nestled in Oakland's Black Arts Movement Business District, CoCo Noir is the perfect gathering spot to enjoy wines and small bites created by BIPOC, POC, as well as Women Winemakers and Chefs.
COCO NOIR
WINE SHOP & BAR

CoCo Noir Wine Shop & BAR - E-Commerce Platforms

Opportunity

- The California wine market is a $46.3B business.[1]

- "The global wine market is set to reach $500B by 2026 with a CAGR of 5.8% over the next 5 years."[2]

- "Oakland is one of the most ethnically diverse major U.S. cities ... and it has become a center for the African American population of Northern California."[3]

- "Wine-drinkers are now looking beyond the packaging and taste of wine and are interested in a more holistic view."[4]

- "Despite the fact that the African American population is growing, not only in numbers but in education and affluence, they are consistently forgotten by marketers — especially so by marketers of wine."[5]

- 242M cases of wine are shipped from California across the U.S. each year. [1]

Location & Facilities

Located at 360 13th St. in Downtown Oakland, adjacent from the Black Arts Movement Business District, CoCo Noir will be a 1,265-square-foot shop, bar and eatery on the ground floor of the Atlas luxury high-rise apartment complex.

We have signed a five-year lease with a 2X renewal option after the first 5 years. Initial hours of operation will be 11 a.m. to 6 p.m. five days per week.





Market Research

The Atlas luxury high-rise apartment complex will be fully leased by the end of 2021, providing access to 1,000+ customers and making CoCo Noir the primary wine supplier for Atlas residents. Downtown Oakland is home to an additional 4,000+ residents.

This will be the only wine shop in the area owned by an African American woman and the only one focused on selling wines produced by women and people of color, as well as showcasing other local diverse talent, such as chefs and beermakers.

Oakland is also a popular destination for California residents and other tourists, which widens our opportunity to reach new and different customers.

Customers

Age: 25-55	**Gender:** Focus on women but all genders welcome	**Proximity:** Residents of Atlas (1,000) + downtown Oakland (4,600)	**Income:** Middle & upper middle class

Competition

There are four other wine shops in downtown Oakland: Minimo, Bay Grape, Downtown Wine Merchants and Ordinaire. We are the only shop owned by an African American woman and the only one focused on showcasing a large wine portfolio from African American winemakers, Latin winemakers, Asian winemakers, Native American winemakers and women winemakers. In addition to offering a diverse wine selection, we will sell l tapas and small bites prepared by chefs of color.

Another unique offering is that we can ship wine to 50 states, which will expand our customer reach beyond California. Our entire portfolio of wine and food options will be on our website to allow customers across the country to place orders through our online store and via our mobile app technology.

Executive Team

Behind CoCo Noir Wine Shop is an experienced and committed team. To implement such an extensive plan requires confidence, charisma & a deep understanding of the wine and hospitality industries, as well as the selling mechanisms within it.

Fortunately, the name at the helm of CoCo Noir WineShop has the requisite skills and experience to deliver profitability to the business and ROI to investors.



The Woman Behind CoCo Noir

Alicia Kidd, Founder and Owner

A seasoned wine industry professional and entrepreneur, Alicia founded The Wine Noire & Wine Educator to provide retail, distribution, wholesale, importing and tech solutions for minority and women winemakers.

Her passion and experience led her to create CoCo Noir Wine Shop and Bar, online store and app. Alicia holds a bachelor's degree in business administration and a master's in public administration from California State University, East Bay.

She also holds a WSET 1 certificate from Napa Valley Wine Academy and is pursuing certificates in WSET 2 and Business of Wine.



Alfonso Dominquez, Hospitality Advisor and Lead Contractor

Alfonso has 20 years of restaurant and bar ownership experience, as well as an impressive record of designing new and remodeling brick and mortar spaces.

He is the mastermind behind the design, construction and atmosphere of CoCo Noir Wine Shop and Bar.



Alicia Kidd, Founder and Owner

Carla has more than 10 years of CFO experience working in corporate America and advising start-up and growth companies. She will apply her expertise to CoCo Noir, helping us grow by creating effective systems to improve cash flow management and bottom-line results.



Robbie Terry-Washington, CPA

Robbie is the owner of RWT Accounting Firm. She advises on accounting practices and ensures that CoCo Noir adheres to GAAP Standards.

Robbie will work in partnership with our CFO to ensure successful revenue generation.



Aminah Robinson, Wine and Food Advisor

Aminah has more than Twenty years of wine and culinary entrepreneurship experience.

She will assist with identifying CoCo Noir's wine and food partners.

Retail Shop Employees

- One General Manager

- Asst. Tasting Room Manager

- Three Part-time Wine Retail/ Sommelier Associates

- One Part-time bistro chef

- Two part-time servers



Partnerships

- Restaurant Opportunity Centers United

- California Restaurant Association

- Association of African American Vintners

- Mexican-American Vintners Association

- Woman-Owned Wineries

- Beverage Trade Network

- Oakland Chamber of Commerce

- Oakland African-American Chamber of Commerce

- Women of the Vine & Spirits

Business Model

Our business model includes diverse revenue streams.

- In-store sales include the wine retail shop, with an average bottle price of $30, as well as a tasting room and restaurant.
- The online store also sells wine at an average of $30 per bottle, and we also bring in revenue through third-party sales. Customers can buy wine through our online shop, with local pickup or shipping to all 50 states.
- Our other revenue includes a wine club, events and a mobile app for customers and winemakers with a monthly subscription fee.

Technology

Our technology will include Square POS Retail, website technology to place orders and mobile app technology that will help us curate our customers' wine and food experience.

The subscription-based mobile app is for customers and winemakers and will include features like winemaker director, social community, a personalized "wine cellar" and more.

When ordering on our online store, customers can choose local pickup or shipping to all 50 states.

The wine descriptions include origin, winemaking process, tasting notes and food pairing suggestions.

We will use QuickBooks & ADP payroll systems for bookkeeping and administrative needs.


COCO NOIR
Home
About
Online Wine Store
Join Newsletter
Join Wine Club
Book A Tasting
Events
Contact
Press
What's To Come
CoCo Noir Wine Shop & Bar will open in June 2022.
Nestled in Oakland's Black Arts Movement Business District, CoCo Noir is the perfect gathering spot to enjoy wines and small bites created by BIPOC, POC, as well as Women Winemakers and Chefs.
COCO NOIR
WINE SHOP & BAR

CoCo Noir Wine Shop & BAR - E-Commerce Platforms

Marketing

- We will leverage the power of being a woman and minority-owned small business that showcases diverse talent.

- We focus on a strong retail presence – a welcoming atmosphere, an expert staff, and a luxury experience without the luxury price tag.

- We will join professional trade associations in the wine, food, hospitality, social impact and chamber of commerce communities and leverage these networks.

- We will hire a social media manager to develop organic and paid content for a variety of social channels.

- We will work with a local public relations company to pitch our story to local, regional and national media outlets.

Financials

The following are high-level projections, subject to change. More detailed financial information, including our pro forma and expenses is available in spreadsheet form upon request.

We have raised $260,000 through crowdfunding on Wefunder. We are seeking an additional $250,000 that will go towards Working Capital, Operating Expenses, Food and Alcohol Inventory, and to successfully open our store.

Projected Revenue 2022-2027



The projections mentioned above are forward-looking and cannot be guaranteed.

Use of Funds

$250,000

funds will be used:



Working Capital,
75,000

Operating
Expenses,
100,000

Inventory
Expenses,
75,000

Investment Structure

- In our seed round, we are seeking to raise a maximum of $250,000

- Debt offering

- 4% of revenue for 2X payback paid quarterly

- Perks for investments of $250+ (details on Wefunder)

- Estimated payback 7-10 years

Exit Strategy

The succession plan for CoCo Noir Wine Shop & Bar is to sell our remaining shares to our employees, which will make them owners. Our company will be an employee-owned enterprise business, and while our business is in operation, we will offer our employees shares in the company. The goal is have our company be 50%-100% employee-owned or 50% employee-owned and sell the remaining shares to an aligned investor.



Contact:

Alicia Kidd,
Founder and Owner

aliciakidd@coconoirwine.com

www. coconoirwine.com

Sources

[1]Wine Institute, 2019

[2]Zion Market Research

[3]World Population Review

[4]California Winery Advisor

[5]Vine Pair